EXHIBIT 12.1

Freescale Semiconductor, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(In millions)

	Successor		Predecessor
	Three Months Ended March 30, 2007	Period from December 2 through December 31, 2006	Period from January 1 through December 1, 2006	Years Ended December 31,
				2005	2004	2003	2002
Earnings:
Earnings (loss) before income taxes(1)	(852)	(2,521)	420	624	266	(322)	(1,685)
Less: Capitalized interest	—	—	—	—	—	—	—
Add: Fixed charges (per below)	213	72	107	104	71	137	196

Total earnings (loss)(2)	(639)	(2,449)	527	728	337	(185)	(1,489)

Fixed charges:
Interest expense	210	71	93	85	51	115	167
Rent expense interest factor	3	1	14	19	20	22	29

Total fixed charges(2)	213	72	107	104	71	137	196

Ratio of earnings to fixed charges	— (3)	— (3)	4.9	7.0	4.7	— (3)	— (3)

(1)	After adjustments required by Item 503(d) of SEC Regulation S-K, earnings or loss of equity investees
(2)	As defined in Item 503(d) of SEC Regulation S-K
(3)

Earnings were inadequate to cover fixed charges for the three months ended March 30, 2007, the period from December 2, 2006 through December 31, 2006 and for the years ended December 31, 2003 and 2002 by $2.5 billion,$322 million and $1.7 billion, respectively